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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                              Covansys Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   22281W103
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                                 (CUSIP Number)

                               September 15, 2004
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 22281W103                    13G                     Page  of  Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Rajendra B. Vattikuti
        SSN:  ###-##-####
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

                                    Michigan
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     Number of             5.      Sole Voting Power

      Shares                                0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                       6,311,759
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                      6,311,759
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                            0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   6,311,759
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        YES. The amount in Row 9 excludes shares of Common Stock owned by Fidelity Information Services, Inc. See Item 4, below
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

                                     16.8%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
                                       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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ITEM 1.

(a)      Name of Issuer:  Covansys Corporation (the "Company")


(b)      Address of Issuer's Principal Executive Offices:

         32605 West Twelve Mile Road, Suite 250
         Farmington Hills, MI  48334

ITEM 2.

         (a)-(c)  Name, Principal Business Address, and Citizenship of Persons
Filing:

                  Rajendra B. Vattikuti, Individually and as Trustee of the Rajendra B. Vattikuti Trust u/a/d February 1, 1995, as amended 32605 West Twelve Mile Road, Suite 250
                  Farmington Hills, MI  48334
                  Citizenship:  USA

         (d)      Title of Class of Securities:  Common Stock
         (e)      CUSIP Number:  22281W103

ITEM 3.

         Not applicable.

ITEM 4.  Ownership

This statement is filed pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934 (the "Act"). Rajendra B. Vattikuti ("Mr. Vattikuti") is the founder of the Company. As of December 31, 1997, Mr. Vattikuti beneficially owned 4,992,275 shares of common stock, no par value ("Common Stock") of the Company, which at that time constituted 21.3% of the total outstanding Common Stock of the Company.

On March 19, 1998, the Company declared a two for one share dividend on its Common Stock. As a result of that transaction, Mr. Vattikuti became the beneficial owner of 9,984,550(1) shares of Common Stock of the Company. Throughout the first five months of 1998, Mr. Vattikuti made open market purchases of Common Stock of the Company, in an aggregate amount that exceeded 1% of the outstanding Common Stock of the Company. As of May 31, 1998, Mr. Vattikuti beneficially owned 10,219,550(2) shares of Common Stock of the Company. In December 1998, Mr. Vattikuti contributed shares of Common Stock of the Company to The Vattikuti Foundation, in an aggregate amount that exceeded 1% of the outstanding Common Stock of the Company. As of December 31, 1998, Mr. Vattikuti beneficially owned 9,960,239 shares of Common Stock of the Company, which at that time constituted 28.6% of the total outstanding Common Stock of the Company.

In February, 1999, Mr. Vattikuti sold 1,150,000 shares of Common Stock of the Company in a registered offering. Throughout the remainder of 1999, in particular during November and December 1999, Mr. Vattikuti purchased shares of Common Stock of the Company in the open market, in an aggregate amount that exceeded 1% of the outstanding Common Stock of the Company. In December 1999, Mr. Vattikuti contributed shares of Common Stock of the Company to The Vattikuti Foundation, in an aggregate amount that exceeded 1% of the outstanding Common Stock of the Company.

(1) This excludes 40,580 shares owned by Mr. Vattikuti's wife at that time, as to which Mr. Vattikuti disclaimed beneficial ownership until June 1998.
(2) See Note 1, above.


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As of December 31, 1999, Mr. Vattikuti beneficially owned 9,361,759 shares of
Common Stock of the Company, which at that time constituted 25.0% of the total outstanding Common Stock of the Company.

On March 17, 2000, in connection with the sale by the Company of preferred stock to certain affiliates of Clayton, Dubilier & Rice, Inc. (the "CDR Companies"), Mr. Vattikuti entered into a Voting Agreement with the CDR Companies (the "CDR Agreement"). Prior to the CDR Agreement, Mr. Vattikuti had sole voting and dispositive power for all shares of Common Stock of the Company beneficially owned by him. In September 2000, Mr. Vattikuti exchanged 750,000 shares of Common Stock of the Company as consideration for 100% of the capital stock of Synova, Inc., a subsidiary of the Company. As of December 31, 2000, Mr. Vattikuti beneficially owned 8,611,759 shares of Common Stock of the Company, which at that time constituted 29.1% of the total outstanding Common Stock of the Company. As a result of the CDR Agreement, Mr. Vattikuti may be deemed to have voted his shares of Common Stock of the Company on behalf of the CDR Companies. Mr. Vattikuti disclaims beneficial ownership of any shares of Common Stock of the Company owned by the CDR Companies, and disclaims membership in any group with the CDR Companies.

On April 26, 2004, Mr. Vattikuti entered into a Common Stock Purchase Agreement with Fidelity Information Services, Inc., a wholly owned subsidiary of Fidelity National Financial, Inc. ("Fidelity"), a Shareholders' Agreement with Fidelity and a Voting Agreement with the Company, in connection with a recapitalization of the Company (the "Transaction"). Under the Stock Purchase Agreement, on September 15, 2004, Mr. Vattikuti sold 2,300,000 shares of Common Stock of the Company to Fidelity. Also on September 15, 2004, Mr. Vattikuti and the CDR Companies terminated the CDR Agreement. Under the Fidelity Shareholders' Agreement, Mr. Vattikuti agreed to vote shares of Common Stock of the Company owned by him for the election of, and against the removal of, any persons nominated by Fidelity to the Board of Directors of the Company. Under the Voting Agreement with the Company, Mr. Vattikuti agreed to vote shares of Common Stock of the Company owned by him in favor of the directors nominated by the Board of Directors of the Company in any election of directors of the Company. Mr. Vattikuti disclaims beneficial ownership of any shares of Common Stock of the Company owned by Fidelity, and disclaims membership in any group with Fidelity.

As a result of the foregoing, Mr. Vattikuti beneficially owns the following shares of Common Stock of the Company:

         a.       Number of Shares:  6,311,759
         b.       Percentage of Common Stock:  16.8%
         c.       Sole Voting Power:  0
         d.       Shared Voting Power:  6,311,759
         e.       Sole Dispositive Power:  6,311,759
         f.       Shared Dispositive Power:  0



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ITEM 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.

ITEM 6.  Ownership of More than Five Percent of a Class on Behalf of Another
Person:

         As a result of the Shareholders' Agreement and the Voting Agreement discussed above, Mr. Vattikuti may be deemed to vote shares of Common Stock of the Company on behalf of Fidelity and/or the Company. Mr. Vattikuti disclaims membership in any group with the Company or Fidelity.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group:

         See Item 6, above.

ITEM 9.  Notice of Dissolution of Group:

         Not applicable

ITEM 10.  Certification:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



-------------------------
RAJENDRA B. VATTIKUTI
Dated:
       ------------------